Exhibit 21.1

SUBSIDIARIES OF
MARTIN MIDSTREAM PARTNERS L.P.

Subsidiary	Jurisdiction of Organization

Martin Operating GP LLC	Delaware

Martin Operating Partnership L.P.	Delaware

Martin Midstream Finance Corp.	Delaware

Redbird Gas Storage LLC	Delaware

Martin Transport, Inc.	Texas

Talen's Marine & Fuel, LLC	Louisiana

Martin ELSA Investment LLC	Delaware